Via Facsimile and U.S. Mail
Mail Stop 4720

December 23, 2009

Christopher O'Kane
Chief Executive Officer
Aspen Insurance Holdings Limited
Maxwell Roberts Building
1 Church Street
Hamilton, Bermuda HM 11

Re: **Aspen Insurance Holdings Limited**
      Form 10-K for Fiscal Year Ended December 31, 2008
      Form 10-Q for the quarterly period ended June 30, 2009
      File No. 001-31909

Dear Mr. O'Kane:

      We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Critical Accounting Policies

Reserving approach, page 98, IBNR claims, page 99, Actuarial range of gross reserves, page 100 and Uncertainties, page 100

1. We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why you have adjusted your assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to the comments listed below. Please revise your disclosure to include the following information and also consider providing any additional information to achieve this objective.

   a) Please describe the methods you used to determine your reserve for loss and loss adjustment expense. In your disclosure, include a description of the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well. In addition, to the extent your interim procedures for determining the reserve for loss and loss adjustment expense differs from the annual procedures, describe the differences.

   b) As it appears you utilize actuaries in estimating the liability for unpaid claims and claims adjustment and may make adjustments to the actuarial estimates, provide the following information:

      1) Describe the method used by management to determine the adjustment and the extent to which you rely on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

2) When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method you used to determine it, and the specific underlying reasons that explain why you believe the adjustment or reversal is necessary.

2. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity by each line of business. Explain why management believes the scenarios quantified are reasonably likely.

Total cash and investments, page 116

3. Please revise your disclosures, here and throughout the filing, to include a discussion of the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor). Please avoid references to weighted average ratings.

Valuation of investments, page 117

4. You state in Note 2c to your financial statements that you use a third party pricing service to price a significant portion of your securities. Please revise your disclosure to clarify the following:
   a) Whether you adjusted the quotes and prices obtained from the brokers and pricing services during the periods presented;
   b) Indicate the number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements;
   c) The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
   d) Whether the broker quotes are binding or non-binding; and
   e) The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

11. Income Taxes, page F-34

5. Your income tax reconciliation on page F-35 indicates that the prior period adjustment represents approximately 24% of your tax provision for 2007. Please revise your disclosure here or in MD&A to explain why you recorded such a significant income tax benefit related to prior periods in 2007.

Item 11. Executive Compensation
Compensation Discussion and Analysis, page 139

6. The Compensation Discussion and Analysis does not disclose the business performance plans used to determine changes in base salaries. In addition, the Compensation Discussion and Analysis does not disclose objectives established at the NEO's annual performance review used to assess each individual's contribution. Please provide us with draft disclosure for your Form 10-K for your fiscal year ending December 31, 2009, which describes the business performance plans and any other goals or objectives used to determine changes in your NEO's base salaries and annual cash bonuses. Please also confirm that in your Form 10-K for your fiscal year ending December 31, 2009 you will discuss the achievement of the goals and how the level of achievement will affect base salaries and the actual bonuses to be paid. To the extent that the objectives are quantified, the discussion should also be quantified.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 6. Exhibits, page 71

7. We note that the Letter of Credit Facility between Aspen Insurance Limited and Citibank Europe Plc, dated April 29, 2009, which was filed as an exhibit to the Form 8-K filed on May 4, 2009, was not listed in the exhibit index for the Form 10-Q for the quarter ended June 30, 2009. Please confirm that such exhibit will be listed in the exhibit index for your next report on Form 10-K for the fiscal year ended December 31, 2009. Also, please acknowledge that future material agreements executed or becoming effective during the reporting period reflected by a Form 10-Q or Form 10-K will be listed in the exhibit index for that report.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant